[Esterline Technologies Corporation Letterhead]

November 22, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Esterline Technologies Corporation

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-170032

Ladies and Gentlemen:

On October 19, 2010, Esterline Technologies Corporation (the “Company”) filed its Registration Statement on Form S-4 (the “Registration Statement”) relating to its offer to exchange (the “Exchange Offer”) up to $250,000,000 in aggregate principal amount of its 7% Senior Notes due 2020 (the “Exchange Notes”) for outstanding 7% Senior Notes due 2020 (the “Original Notes”).

On November 15, 2010, the Company received comments (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) relating to such Registration Statement.

In response to such comments, the Company transmits herewith for filing with the Commission, via EDGAR, its Amendment No. 1 to such Registration Statement. The Company also provides supplemental responses to such Comment Letter as follows (with the numbering corresponding to the Comment Letter):

The Exchange Offer, page 25

1. The Company is registering the Exchange Offer in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) and similar letters (i.e., Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling, Commission No-Action Letter (July 2, 1993)) and in connection therewith, we hereby represent that:

(A)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

Securities and Exchange Commission

November 22, 2010

(B)	To the best of the Company’s information and belief, no broker-dealer that may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes to be received in the Exchange Offer.

(C)	The Company will (i) make each person participating in the Exchange Offer aware, through the Exchange Offer Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (ii) include in the transmittal letter or similar documentation to be executed by exchange offerees participating in the Exchange Offer the additional provision that requires an exchange offeree who is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Your Representations to Us, page 30

2. The Company has amended the disclosure in Amendment No. 1 to its Registration Statement to clarify that no affiliates will be participating in the Exchange Offer.

Signatures, page S-1

3. Hauser, Inc. was erroneously included in the “Table of Additional Registrants” in the Registration Statement. In its Amendment No. 1 to its Registration Statement, the Company has removed Hauser, Inc. as a co-registrant and therefore, no signatures of Hauser, Inc. are required.

Securities and Exchange Commission

November 22, 2010

If you have any questions, please contact Andrew Bor, our legal counsel, at (206) 359-8436.

Very Truly Yours,

ESTERLINE TECHNOLOGIES CORPORATION

/s/ Robert D. George
Robert D. George
Vice President and Chief Financial Officer